Exhibit 99.3

Todos Medical Appoints Dr. Lauren Chung to its Board of Directors

●	Receives valuation of Alzheimer’s disease blood diagnostic LymPro Test
●	Retains Donohoe Advisors to assist with Nasdaq CM™ listing process

REHOVOT, Israel, SINGAPORE and NEW YORK (April 17, 2020) – Todos Medical Ltd. (OTCQB: TOMDF), a commercial in vitro diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders as well as point-of-care and lab-based tests for COVID-19, announces the appointment of Lauren Chung, Ph.D. to its Board of Directors. This appointment increases the size of the Todos Medical Board to 7 Directors, including 2 independent Directors. Dr. Chung has been named lead independent Director, will serve as Chair of both the Compensation Committee and the Nomination and Governance Committee.

Todos Medical also announces it has received the independent third-party valuation report required to complete the full acquisition of its joint venture Breakthrough Diagnostics, Inc. that is developing the proprietary immune-based Alzheimer’s disease blood diagnostic LymPro Test. Additionally, the Company announces that it has retained Donohoe Advisors to assist with its proposed listing on the Nasdaq CM™ national stock exchange in the United States.

“I am excited to join Todos at this key time in its growth trajectory,” said Dr. Chung. “With its recent entry into the COVID-19 testing space, Todos has taken a thoughtful, incremental approach to the market by focusing on the underlying biology of the disease as the field’s understanding is evolving, and how this will impact biomarker activation and relationships. This will help to inform physicians on how to use the tools we will be making available to diagnose, monitor and ultimately evaluate patient response to new therapies as they begin to enter the marketplace.”

She added, “This approach was born out of Todos Medical’s approach to Alzheimer’s disease given the lack of easy-to-use, effective diagnostic tools in that indication. With the enormous impact of COVID-19 and Alzheimer’s disease on the United States economy, Todos grasps the importance of sound science and following the data. I believe this approach will position the Company well for both near- and long-term success, and I look forward to assisting the Company in achieving its objective.”

Dr. Chung is the founder and CEO of MINLEIGH LLC, which is focused on identifying, evaluating and partnering with companies for investments and strategic, operational, and commercial opportunities. She has over 20 years of healthcare investment management, investment banking and advisory experience, and is currently a venture partner at Yozma Group Asia headquartered in South Korea.

Dr. Chung was a managing director in Healthcare Research at WestPark Capital. Previously, she was a co-founder of Tokum Capital Management, a global healthcare fund, which merged with Perella Weinberg Partners. Prior to that, Dr. Chung managed healthcare investment portfolios at RBR Capital, Kingdon Capital and Pequot Capital. Earlier in her career, Dr. Chung was a research scientist doing cutting-edge work in neurodegenerative and genetic disorders at Massachusetts General Hospital/Harvard Medical School and Boston Children’s Hospital. Dr. Chung has published in many leading peer-reviewed scientific journals.

As a current and former director of public and private companies, Dr. Chung brings a valuable perspective for the Company’s strategy and operations, as well as extensive scientific insights. Dr. Chung serves on the business review board of the Alzheimer’s Drug Discovery Foundation. Dr. Chung holds a Ph.D. in neuropathology from Columbia University-College of Physicians & Surgeons, and a BA with honors in Biochemistry and Economics from Wellesley College.

“We have been working with Dr. Chung for some time on an informal basis, and she has provided significant insight and guidance on positioning the Company for future growth,” said Gerald E. Commissiong, President & CEO of Todos Medical. “We believe Alzheimer’s disease is effectively cancer of post-mitotic neurons, and this is the basis for aligning Todos’ cancer platform with the LymPro Alzheimer’s platform. Given Dr. Chung’s extensive background in the scientific and business communities in the Alzheimer’s space, and broad reach into the Asian capital markets, now is the time to bring Lauren on board as we build the Company’s profile as a leader in immune-based diagnostics for cancer, Alzheimer’s disease and COVID-19 in preparation for national stock exchange listing.”

About Alzheimer’s Disease

According to the Alzheimer’s Association, it is estimated that over 5.4 million people in the United States suffer from Alzheimer’s disease. Over 500,000 patients are diagnosed annually, with nearly one-in-eight older Americans affected by the disease. Alzheimer’s disease is the third leading cause of death in the United States. The cost of unpaid care in the United States is estimated at over $210 billion annually. Total payments for care are estimated at over $200 billion annually, including $140 billion in cost to Medicare and Medicaid. Alzheimer’s expenditures in the United States are expected to exceed $1.2 trillion by 2050. There is no cure or effective treatment for Alzheimer’s disease. Worldwide, about 35.6 million individuals have the disease and, according to the World Health Organization, the number will double every 20 years to 115.4 million people with Alzheimer’s by 2050.

About Dr. Arendt’s Research at Leipzig University

Dr. Thomas Arendt is Professor of Neuroscience at Leipzig University where he runs the Paul Flechsig Institute of Brain Research. He has a 30-year record in R&D of therapeutic and diagnostic strategies of neurodegenerative disorders and made several seminal contributions to therapeutic concepts of Alzheimer’s disease, including stem cell therapy and modulating tumor suppressor genes. In the early 1980’s, he was involved in identifying the degeneration of the cholinergic system in Alzheimer’s disease laying the basis for today’s only available treatment. He is one of the pioneers of the “cell-cycle theory” of Alzheimer’s disease, which he developed towards a diagnostic and therapeutic concept.

About LymPro Test

The Lymphocyte Proliferation Test (LymPro Test) is a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. Certain diseases, most notably Alzheimer’s disease, are the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro is unique in the use of peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain.

About Breakthrough Diagnostics, Inc.

Breakthrough Diagnostics, Inc. is a joint venture owned by Amarantus Bioscience Holdings, Inc. (OTCPK: AMBS) (80.01%) and Todos Medical Ltd (OTCQB: TMDF) (19.99%). Breakthrough has been assigned the intellectual property and other rights to LymPro Test®, a diagnostic blood test for Alzheimer’s disease, as well as rights to other neurological diagnostics testing intellectual property. Todos Medical owns an exclusive option to acquire the 80.01% of Breakthrough Diagnostics that it currently does not own.

About the SARS-CoV-2 Coronavirus (COVID-19)

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries worldwide. COVID-19 is the disease caused by SARS-CoV-2.

About Todos Medical Ltd.

Headquartered in Rehovot, Israel, Todos Medical Ltd. (OTCQB: TOMDF) engineers life-saving diagnostic solutions for the early detection of a variety of cancers. The Company’s state-of-the-art and patented Todos Biochemical Infrared Analyses (TBIA) is a proprietary cancer-screening technology using peripheral blood analysis that deploys deep examination into cancer’s influence on the immune system, looking for biochemical changes in blood mononuclear cells and plasma. Todos’ two internally-developed cancer-screening tests, TMB-1 and TMB-2, have received a CE mark in Europe and are currently in a pre-commercial study with its distribution partner Orot+ (a division of Luces-Orot). Todos recently entered into an exclusive option agreement to acquire U.S.-based medical diagnostics company Provista Diagnostics, Inc. to gain rights to its Alpharetta, Georgia-based CLIA/CAP certified lab and Provista’s proprietary commercial-stage Videssa® breast cancer blood test. The transaction is expected to close in the second quarter of 2020.

Through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (OTC: AMBS), Todos is also actively involved with the development of blood tests for the early detection of neurodegenerative disorders, such as Alzheimer’s disease. Todos expected to complete the remaining unowned interest in Breakthrough in the second quarter of 2020.

Todos recently entered into distribution agreements with China-based companies to distribute certain novel coronavirus (COVID-19) test kits. The Company has entered into distribution agreements covering the U.S. and Israel with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (Shanghai), for its proprietary colloidal gold immunochromatography (Colloidal Gold) point-of-care IgM/IgM-based antibody test kits, and with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the U.S. and Israel of its ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine). Todos has formed Corona Diagnostics, LLC, a joint venture with Emerald Organic Products, Inc. (OTC: EMOR), to support the commercialization of its COVID-19 testing paradigm.

For more information, please visit https://www.todosmedical.com/

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact:

Daniel Hirsch

Todos Medical

(347) 699-0029

Dan.h@todosmedical.com

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